Mail Stop 6010

								November 29, 2005


Michael H. Lanza, Esq.
Senior Vice President and General Counsel
Selective Insurance Group, Inc.
40 Wantage Avenue
Branchville, NJ 07890

Re:	Selective Insurance Group, Inc.
	Registration Statement on Form S-4
	Filed November 23, 2005
	File Number 333-129927

Dear Mr. Lanza:

	This is to advise you that we have performed a limited review of the above registration statement. We note you are registering the transaction in reliance on the staff`s position set forth in Exxon Capital Holdings Corporation (May 13, 1988), Morgan Stanley & Co. Incorporated (June 5, 1991), and Shearman & Sterling (July 2,
1993).
Accordingly, please provide us with a supplemental letter stating you are registering the exchange offer in reliance on the staff`s position contained in these no-action letters. Also include in the supplemental letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Greg Belliston at (202) 824-5219 or me at
(202)
942-1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc: 	Richard B. Aftanas, Esq.
	Skadden, Arps, Slate, Meagher & Flom LLP
	Four Times Square
	New York, NY 10036-6522
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Michael H. Lanza, Esq.
Selective Insurance Group, Inc.
November 29, 2005
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